Exhibit 2.4

[SERIES], a Series of StartEngine Collectibles Fund I LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Third Amended and Restated Limited Liability Company Agreement of StartEngine Collectibles I LLC, as in effect as of the effective date set forth below (the “Operating Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Operating Agreement.

Name of Series	[SERIES], a Series of StartEngine Collectibles Fund I LLC (“[SERIES]”).

Effective Date of Establishment	[DATE].

Managing Member	StartEngine Asset LLC and was appointed as the Managing Member of the [SERIES] with effect from [DATE] and shall continue to act as the Managing Member of [SERIES] until dissolution of [SERIES] pursuant to Section 11.01(b) or its removal and replacement pursuant to Section 4.03 or ARTICLE X.

Initial Member	StartEngine Assets LLC.

Asset Manager	[ASSET MANAGER].

[SERIES] Asset	Assets to be acquired by [SERIES] and related liabilities, include [ASSETS]. However, the Asset Manager may modify this criteria in its sole discretion.

Issuance	Subject to Section 6.03(a), the maximum number of [SERIES] Shares the Company can issue is [_].

Service Fee	The Series shall pay the relevant Managers or their Affiliates a service fee (the “Service Fee”) equal to 20% of the Free Cash Flow of that Series (half of which shall go to the relevant Asset Manager, and half of which shall go to the Administrative Manager). The Service Fee will be paid at the same time as the distributions under Section 7.01(b)(ii).

Sourcing Fee	[_]% of the of the amount paid for the underlying asset (approximately [_]% of the gross offering proceeds)
Application of Cash 7.01(b) Application of Cash 7.02(b)

For [SERIES] the Application of Cash under Section 7.01(b) shall be as follows:

For each calendar year, Free Cash Flow of a Series shall be distributed as follows:

(i) 80% to the Economic Members of such Series in accordance with their Percentage Interest; and

(ii) 20% as the “Service Fee” to the Managers (half of which shall go to the Administrative Manager of such Series and half of which shall go to the Asset Manager of such Series.

For [SERIES] the Application of Cash under Section 7.02 shall remain as written except that Section 7.02(b) shall be modified as follows:

(b)             Second, 20% to Managers of such Series (half of which shall go to the relevant Asset Manager, and half of which shall go to the Administrative Manager) and 80% to the Economic Members of such Series in accordance with their Percentage Interest (for the avoidance of doubt, may include a Manager and its Affiliates if such Manager or its Affiliates acquired Shares or received Shares as a Sourcing Fee or otherwise);

Broker	None.

Brokerage Fee	None.

Other Rights	Holders of [SERIES] Shares shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of [SERIES] Shares.

Officers	There shall initially be no specific officers associated with [SERIES], although, the Managing Member may appoint officers of [SERIES] from time to time, in their sole discretion.

Minimum Shares	[MINIMUM INVESTMENT AMOUNT].

Asset Base Date	[ASSET BASE DATE], the Administrative Manager and the Asset Manager will receive an asset management fee based on the capital contributions of the Economic Members for this Series. After such dates the asset management fee will be based on the Series’ NAV.

NAV Date	[NAV DATE]